# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Informatica Inc., CIK 0001868778
CUSIP: 45674M101
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2100 Seaport Boulevard, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000895345-23-000155
Filed by CIK 0001889770

## Reporting persons
- EvomLux S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); member of a group; sole voting power 0; shared voting power 59,980,164; sole dispositive power 0; shared dispositive power 59,980,164; aggregate amount beneficially owned 59,980,164 (23% of the class)
- Permira V L.P.2: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); member of a group; sole voting power 0; shared voting power 59,980,164; sole dispositive power 0; shared dispositive power 59,980,164; aggregate amount beneficially owned 59,980,164 (23% of the class)
- Permira V GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); member of a group; sole voting power 0; shared voting power 59,980,164; sole dispositive power 0; shared dispositive power 59,980,164; aggregate amount beneficially owned 59,980,164 (23% of the class)
- Permira V GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); member of a group; sole voting power 0; shared voting power 59,980,164; sole dispositive power 0; shared dispositive power 59,980,164; aggregate amount beneficially owned 59,980,164 (23% of the class)

## Item 1. Issuer
Name of issuer: Informatica Inc.
Address of issuer's principal executive offices: 2100 Seaport Boulevard Redwood City CA 94063

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following persons (collectively, the "Reporting Persons"):

EvomLux S.a r.l.
Permira V L.P.2
Permira V GP L.P.
Permira V GP Limited

The Reporting Persons have entered into a joint filing agreement, dated as of February 14, 2022, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934.
Address of principal business office or, if none, residence:
The address for EvomLux S.a r.l. is 488, route de Longwy, L-1940 Luxembourg.

The address for each of:

Permira V L.P.2;
Permira V GP L.P.; and
Permira V GP Limited

is PO Box 503, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 6DJ.
Citizenship: Place of organization is set forth in Row 4 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G/A is hereby incorporated by reference into this Item 4. The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2024, based upon 261,320,807 shares of Class A Common Stock outstanding as of October 29, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.

EvomLux S.a r.l. is the record holder of 59,980,164 shares of Class A Common Stock.

Permira V L.P.2, which is the controlling shareholder of EvomLux S.a r.l. and may therefore be deemed to beneficially own the Class A Common Stock beneficially owned thereby; Permira V GP L.P., which is the general partner of Permira V L.P.2 and may therefore be deemed to beneficially own the Class A Common Stock beneficially owned thereby; and Permira V GP Limited, which is the general partner of Permira V GP L.P. and may therefore be deemed to beneficially own the Class A Common Stock beneficially owned thereby may be deemed to share the beneficial ownership of the Class A Common Stock.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement, incorporated by reference to: https://www.sec.gov/Archives/edgar/data/1868778/000089534523000155/ff1759097-13ga1-ex991.htm

Identification and Classification of Members of the Group: https://www.sec.gov/Archives/edgar/data/1868778/000089534523000155/ff1759097-13ga1-ex992.htm

## Signatures
- EvomLux S.a r.l.: /s/ Cedric Pedoni, Cedric Pedoni, Manager (02/13/2025)
- Permira V L.P.2: By: Permira V GP Limited, general partner of Permira V GP L.P., general partner of Permira V L.P.2, /s/ Danielle McIver, Danielle McIver, Director (02/13/2025)
- Permira V GP L.P.: Permira V GP Limited, general partner of Permira V GP L.P., /s/ Danielle McIver, Danielle McIver, Director (02/13/2025)
- Permira V GP Limited: /s/ Danielle McIver, Danielle McIver, Director (02/13/2025)